Exhibit 99.2

Goldfarb Seligman & Co.
Law Offices
98 Yigal Alon Street
Tel Aviv 67891, Israel

May 21, 2013
RiT Technologies Ltd. 24 Raoul Wallenberg Street Tel Aviv 69719, Israel

Re:
RiT Technologies Ltd. – Registration Statement on Form F-3 (Registration No. 333-183566) and      Prospectus Supplement thereto dated May 21, 2013 Covering the Public Offering "At the Market"of up to $5,000,000 Ordinary Shares

Ladies and Gentlemen:

We have acted as special Israeli counsel to RiT Technologies Ltd., a company organized under the laws of Israel (the “Company”), in connection with the Equity Distribution Agreement, dated May 21, 2013 (the “Distribution Agreement”; capitalized terms used but not defined herein shall have the meanings assigned to them in the Distribution Agreement), between you and the Company, relating to the issuance and sale by the Company through the Agent of ordinary shares of the Company, New Israeli Shekels 0.80 par value per share (the “Ordinary Shares”), having an aggregate offering price of up to $5,000,000 (the “Shares”).

As a basis for the opinions and observations set forth herein, we have examined: (i) the registration statement on Form F-3 (File No. 333-183566) filed by the Company on August 27, 2012 with the Commission (the “Registration Statement”), including the documents filed by the Company pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and incorporated by reference therein (the “Incorporated Documents”), (ii) the prospectus, dated September 6, 2012 (the “Base Prospectus”), which forms a part of and is included in the Registration Statement, (iii) the prospectus supplement, dated May 21, 2013, relating to the offering of the Shares (the “Prospectus Supplement” and, together with the Base Prospectus and the Incorporated Documents, the “Prospectus”), (iv) an executed copy of the Distribution Agreement, (v) resolutions of the Board of Directors of the Company relating to the Distribution Agreement (the "Board Resolutions"), (vi) the Memorandum of Association of the Company (the "Memorandum") and the Amended and Restated Articles of Association of the Company (the “Articles”), and (vii) such other documents and questions of law which we consider necessary or advisable for the purposes of rendering this letter.

In connection herewith, we have examined and relied without investigation as to matters of fact upon the Prospectus, including such certificates and statements of public officials and officers and representatives of the Company and originals or copies, certified or otherwise identified to our satisfaction, of such other documents, corporate records, certificates and instruments as we have deemed necessary or appropriate to enable us to render the opinions expressed herein. We have assumed the genuineness of all signatures on all documents examined by us, the legal competence and capacity of natural persons, the authenticity of documents submitted to us as originals, and the conformity with authentic original documents of all documents submitted to us as copies.

Based upon the foregoing, in reliance thereon and subject to the assumptions, comments, qualifications, limitations and exceptions stated herein, we are of the opinion that all corporate proceedings necessary for the authorization, issuance and delivery of the Shares have been duly taken and, upon issuance pursuant to the terms and conditions of the Distribution Agreement and in accordance with the Board Resolutions, the Shares will be validly issued, fully paid and nonassessable by the Company.

We are members of the Israel Bar and we express no opinion as to any matter relating to the laws of any jurisdiction other than the laws of Israel.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and the references to this firm in the Prospectus Supplement Statement entitled “Legal Matters.”  This consent is not to be construed as an admission that we are a party whose consent is required to be filed as part of the Registration Statement under the provisions of the Act.

Very truly yours,

/s/ Goldfarb Seligman & Co.